Exhibit Fee Tables
Calculation of Filing Fee Tables
Schedule 14A
(Form Type)
KBS Growth & Income REIT, Inc.
(Name of Registrant as Specified in its Charter)
Table 1: Transaction Value

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$11,769,536.00	.00011020	$1,298.00
Fees Previously Paid	—		—
Total Transaction Value	$11,769,536.00
Total Fees Due for Filing			$1,298.00
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$1,298.00

(1)    Title of each class of securities to which transaction applies:
KBS Growth & Income, Inc. Class A common stock, par value $0.01 per share (“common stock”)
KBS Growth & Income, Inc. Class T common stock, par value $0.01 per share (“common stock”)
(2)    Aggregate number of securities to which the transaction applies:
10,146,175 outstanding shares of common stock (9,838,569 outstanding shares of Class A common stock and 307,606 outstanding shares of Class T common stock)
(3)    Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is $11,769,536. The maximum aggregate value of the transaction was calculated by multiplying 10,146,175 outstanding shares of common stock by $1.16, the maximum estimated net proceeds from liquidation per share. The filing fee equals the product of .00011020 multiplied by the maximum aggregate value of the transaction.